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                                                                      Exhibit 17

                       [LETTERHEAD OF CONROS CORPORATION]

June 14, 2004
Our Ref: 097/ED/04

John Hamilton
Chairman & CEO
RS Group of Companies
200 Yorkland Blvd., Suite 200
Toronto, Ontario
M2J 5C1

Dear John,

RE:  BOARD OF DIRECTORS

As you have seen the amount of time my own business requires of me therefore, effective immediately, I am unable to serve on the board of RS Group of Companies. Furthermore, the complexity of business of the RS Group of Companies is so immense that it is beyond my comprehension and capabilities to understand. Additionally, I could be faced with a potential conflict of interest that may disallow me to sit on the board.

In view of all of the above and the fact that my Group has not vested a single penny in the RS Group of Companies, there is no value that I can add. Since I have not received any shares, kindly do not issue them. Please advise the appropriate regulatory authorities, and cancel any restricted stock units that may be set aside in your pool on my behalf.

Wishing you much success in the future.

Yours truly,


/s/ Navin Chandaria
-------------------
Navin Chandaria

NC/ed